SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on June 6, 2013

1. Date, Time and Place: Meeting held on June 6, 2013, at 4 p.m., by means of conference call, as specifically allowed by Article 21, paragraph 2 of the Company’s Bylaws.

2. Call Notice and Attendance: Call notice dismissed due to the attendance of all of the members of the Board of Directors of the Company and corresponding verification of the quorum for installation and adoption of resolutions.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members present at the meeting have resolved, by majority of votes, to approve the execution, by the Company, of the Instrument of Settlement and other Covenants (“Instrument of Settlement”) in connection with the arbitration proceeding brought by EVP Participações S.A., new corporate name of Alphaville Participações S.A. (“EVP”), Renato de Albuquerque and Nuno Luís de Carvalho Lopes Alves, before the Centre for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, regarding the dispute arising in the scope of the Third Phase of the Investment Agreement and Other Covenants, executed on February 10, 2006, which aims at the purchase of the totality of the shares owned by EVP, representing 20% of Alphaville Urbanismo S.A.’s capital stock, for the corresponding amount of R$366,661,985.11, to be paid in Brazilian national currency pursuant to the provisions of the Instrument of Settlement.

5. Closing: Having no further matters to be discussed, these minutes were drawn-up and then read, approved and signed by all present. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

We certify that this is a true copy of the minutes drawn on the appropriate book.

Odair Garcia Senra Presidente	Renata de Carvalho Fidale Secretária

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 7, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer